SCHEDULE A

TO THE MANAGEMENT SERVICES AGREEMENT

BETWEEN DIREXION FUNDS

AND RAFFERTY ASSET MANAGEMENT, LLC

Rafferty Asset Management, LLC shall be paid 0.026% on the first $10 billion of the aggregate net assets of the Funds that are series of the Direxion Funds and the funds that are series of the Direxion Shares ETF Trust and then 0.024% on the aggregate net assets above $10 billion to provide the services listed on Schedule B to the Direxion Funds.

Direxion Funds

Direxion Monthly S&P 500® Bull 1.75X Fund

Direxion Monthly NASDAQ-100® Bull 1.75X Fund

Direxion Monthly Small Cap Bull 1.75X Fund

Direxion Monthly 7-10 Year Treasury Bull 1.75X Fund

Direxion Monthly 7-10 Year Treasury Bear 1.75X Fund

Direxion Monthly NASDAQ-100® Bull 1.25X Fund

Direxion Monthly High Yield Bull 1.2X Fund

Hilton Tactical Income Fund

Dated: August 24, 2023